SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EARNINGS CONFERENCE CALL 2Q26 AUGUST 14, 2026 2 | PUBLIC Thispresentationmaycontainforward-lookingstatements.ThesestatementsarenothistoricalfactsandarebasedontheCompany’scurrentvisionandestimatesoftheCompany’smanagementregardingfutureecnomicandothercircumstances,industryconditions,performanceandfinancialresults,includinganypotentialorprojectedimpactrelatedtoAlagoasandrelatedlegalproceedingsontheCompany’sbusiness,financialconditionandoperatingresults.Thewords“foresee”,“believe”,“estimate”,“expect”,“plan”,“objective”andothersimilarexpressions,whenreferringtotheCompany,areintendedtoidentifyforward-lookingstatements.Statementsregardingthepossibleresultsoflegalandadministrativeprocesses,implementationofoperationsandfinancingstrategiesandinvestmentplans,orientationoffutureoperations,theobjectiveofexpandingitseffortstoachievethemacrosustainableobjectivesdisclosedbytheCompany,aswellasfactorsortrendsaffectingtheCompany’sfinancialcondition,liquidity,oroperatingresultsareexamplesofforward-lookingstatements.SuchstatementsreflectthecurrentviewsoftheCompany’smanagementandaresubjecttovariousrisksanduncertainties,manyofwhicharebeyondtheCompany’scontrol.Thereisnoguaranteethattheexpectedevents,trends,orresultswillactuallyoccur.Thestatementsarebasedonvariousassumptionsandfactors,including,butnotlimitedto,generaleconomicandmarketconditions,industryconditions,operationalfactors,availability,development,andfinancialaccessibilityofnewtechnologies.Anychangeinsuchassumptionsorfactors,includingtheprojectedimpactrelatedtoAlagoasandrelatedlegalproceedingsandtheunprecedentedimpactontheCompany’sbusinesses,employees,serviceproviders,shareholders,investors,andotherstakeholders,maycauseactualresultstobesignificantlydifferentfromcurrentexpectations.ConsultthereportsfiledwiththeSecuritiesandExchangeCommission-CVM,inparticularthefactorsdiscussedinthesectionsforafulldiscussionofrisksandotherfactorsthatmayimpactanyforward-lookingstatementscontainedinthisdocument.ThispresentationisnotanofferofsecuritiesforsaleinBrazil,anysecuritiescannotbeofferedorsoldinBrazilwithoutregistrationorexemptionfromregistration,anypublicofferingofsecuritiestobemadeinBrazilwillbepreparedbymeansofaprospectusthatcanbeobtainedfromBraskemandwhichwillcontaindtailedinformationaboutBraskemandthemanagement,aswellasthefinancialstatements. ThispresentationwasupdatedasofJune30,2026,andBraskemdoesnotassumeanyobligationtoupdateitinlightofnewinformationand/orfuturedevelopments. Braskemundertakesnoliabilityfortransactionsorinvestmentdecisionsmadebasedontheinformationinthispresentation. DISCLAIMER ON FUTURE STATEMENTS EARNINGS CONFERENCE CALL 2Q26 3 | PUBLIC AGENDA 2Q26 Context Performance by segment Performance by segment Consolidated performance Consolidated performance Scenario perspective Scenario perspective 2026 Priorities 2026 Priorities PCUOBNLFIICDENTIAL The disruption in trade flows, particularly involving naphtha and petrochemicals moving from the Middle East to Asia, reducedregional availability and drove up prices and spreads of chemicals and resins. Source:Externalconsultingfirms. | Nota (1): 40% HDPE, 30% LDPE and 30% LLDPE; (2): 71% HDPE e 29% LDPE. USA -PE Spread –ARA Naphtha| Brazil Segment (US$/ton) Asian PP Spread –ARA Naphtha| Brazil Segment (US$/ton) USA PE Spread –MB Ethane | Mexico Segment (US$/ton) Main PE/PP Spreads ArbitragebetweenUSandAsianPEhastemporarilyexpandedinasignificantmanner,whichhascreatedawindowforexportsofUSPEwithmoreattractivenetbacksandhighermargins 2Q26 CONTEXT: DISRUPTIONS IN THE MIDDLE EAST INCREASED INTERNATIONAL SPREADS The conflict affected flows of feedstock and petrochemical products, pressuring costs and constraining supply in some regions, with a positive impact on international spreads. 4| PUBLIC 555 365 773 2016-2025 (Average) 1Q26 2Q26 +39% 479 293 457 2016-2025 (Average) 1Q26 2Q26 -5% 919 824 1.425 2016-2025 (Average) 1Q26 2Q26 +55% 5 | PUBLIC 2Q26 Context 2Q26 Context Performance by segment Consolidated performance Consolidated performance Scenario perspective Scenario perspective 2026 Priorities 2026 Priorities AGENDA PCUOBNLFIICDENTIAL Petrochemical Complexes Utilization Rate Sales of Resins (PE + PP + PVC)(in thousands of tons) 829 782 763 226 182 175 2Q25 1Q26 2Q26 -2% Brazilian market Exports 74% 69% 70% 2Q25 1Q26 2Q26 +1 p.p. 6| PUBLIC Sales of main chemicals¹ (in thousands of tons) 632 622 598 39 39 60 2Q25 1Q26 2Q26 -4% Brazilian market Exports PERFORMANCE BY SEGMENT 2Q26 | BRAZIL/SOUTH AMERICA Maineffects Recurring EBITDA (in US$ million) Segment EBITDA increased to US$869 million in 2Q26, which was mainly driven by an increase in chemical and petrochemical spreads on the international market In line with expectations due to production levels being maintained despite volatility of overseas scenario. Decrease in volume of PE and PVC on Brazilian market mainly due to increased import volume. Reduction in sales volume on the Brazilian market mainly due to a drop in demand during the period. Source: Braskem. | Note (1): Ethene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene are considered mainchemicals due to their representativeness in net revenue for the segment; Note (2): SG&A: Selling, General and Administrative Expenses; FC: Fixed Costs; OID: Other Income andExpenses. (% ethylene capacity utilization rate) Contributionmargin:increaseinspreadforresinsandmainchemicalsandpositiveimpactofPIS/COFINScreditsonpurchasesoffeedstocks(REIQRawMaterials). SG&A²+fixedcosts+ORD²:recoveryofcreditsrelatedtodemurrageandreversalofaccountingprovisions. EffectspartiallyoffsetbyappreciationoftherealagainstthedollarandareductioninsalesvolumeontheBrazilianmarket. 241 869 628 Recurring EBITDA 1Q26 (15) Exchange (8) Volume Contribution margin 11 SG&A² + Fixed Costs 11 OIE² Recurring EBITDA 2Q26 PCUOBNLFIICDENTIAL 48 26 39 2Q25 1Q26 2Q26 +49% 71% 64% 66% 2Q25 1Q26 2Q26 +2 p.p. 7| PUBLIC PERFORMANCE BY SEGMENT2Q26| I'M GREENTMBIO-BASED PE (PART OF BRAZIL/SOUTH AMERICA SEGMENT) Adjustments to green ethylene production given seasonal demand during period, in line with expected increase in Green PE sales Source:Braskem.|Note(1):SG&A:Selling,GeneralandAdministrativeExpenses;ORD:OtherIncomeandExpenses. Green ethylene utilization rate (% Green Ethylene capacity utilization rate) I'm GreenBio-based PE sales (in thousands of tons) Higher sales due to increase in business opportunities in Europe and higher demand during the period Increase driven by greater commercial opportunities in Europe and seasonal demand patterns following the Chinese New Year. Development of new grades for the pharmaceutical and premium food packaging segments, while strengthening the Company's presence in the hygiene segment. Business Development Portfolio Expansion with New Solutions Renewal of the commercial partnership with New Balance for the use of I'm greenbio-based EVA in running shoe soles. Strengthening Existing Commercial Partnerships PCUOBNLFIICDENTIAL USA & Europe PP plants utilization rate (% PP capacity utilization rate) 504 497 499 2Q25 1Q26 2Q26 +0.4% 74% 79% 76% 2Q25 1Q26 2Q26 -3 p.p. 8| PUBLIC 21 147 122 Recurring EBITDA 1Q26 1 Sales volume Contribution margin 5 SG&A¹ + Fixed costs (1) OIE¹ Recurring EBITDA 2Q26 PERFORMANCE BY SEGMENT 2Q26 | USA & EUROPE Contributionmargin:increaseintheaveragePPspreadontheinternationalmarket. SG&A¹andfixedcosts:reductioninspendingonpersonnelandtechnology-relatedservices. Increase in the average PP spreads in the United States and Europe positively impacted segment results, which recorded a Recurring EBITDA of US$147 million in 2Q26 PP Sales (in thousands of tons) Reduction due to scheduled maintenance shutdowns at plants in the United States and Germany. InlinewithexpectationsduetoincreaseinsalesvolumeintheUnitedStatesoffsetbyareductionindemandinEurope. Recurring EBITDA (in US$ million) Source: Braskem. | Note (1): SG&A: Selling, General and Administrative Expenses; OIE: Other Income and Expenses. Maineffects PCUOBNLFIICDENTIAL 155 140 125 2Q25 1Q26 2Q26 -11% 44% 55% 43% 2Q25 1Q26 2Q26 -12p.p. 9| PUBLIC Expansion of PE spread in the United States increased Mexico segment EBITDA to US$57 million in 2Q26, considering the ongoing liquidity preservation measures PERFORMANCE BY SEGMENT 2Q26 | MEXICO Mexican PE plants utilization rate (% PE capacity utilization rate) PE sales (in thousands of tons) Decrease due to liquidity preservation measures and reduction in ethane availability. Decrease due to reduced availability of products for sale. Source: Braskem. | Note (1): SG&A: Selling, General and Administrative Expenses; OID: Other Income and Expenses. (15) 57 Recurring EBITDA 1Q26 (1) Sales volume 73 Contribution margin 0 SG&A¹ + Fixed costs (1) OIE¹ Recurring EBITDA 2Q26 Contributionmargin:increaseinUnitedStatesPEspreadduetodisruptionsintheMiddleEast. Salesvolume:reductioninavailabilityofproductsforsalemainlyduetotheimpactofliquiditypreservationmeasuresatBraskemIdesa. Maineffects Recurring EBITDA (in US$ million) 10 | PUBLIC 2Q26 Context 2Q26 Context Performance by segment Performance by segment Consolidated performance Scenario perspective Scenario perspective 2026 Priorities 2026 Priorities AGENDA PCUOBNLFIICDENTIAL 74 192 1.043 2Q25 1Q26 2Q26 EBITDA margin 2.3% 6.5% 24.2% 192 1.043 876 Recurring EBITDA 1Q26 (17) Exchange (8) Volume Contribution margin 2 SG&A¹ + Fixed costs (1) OIE¹ Recurring EBITDA 2Q26 2Q26 CONSOLIDATED PERFORMANCE | RECURRING EBITDA Consolidated recurring EBITDA of US$1,043 million, which reflects the contribution margin Source: Braskem. | Note (1): SG&A: Selling, General and Administrative Expenses; OIE: Other Income and Expenses. 11| PUBLIC Contributionmargin:impactedbyanincreaseinchemicalandpetrochemicalspreadsacrossreportablesegmentsandthepositiveimpactofREIQRawMaterialsintheBrazil/SouthAmericasegment. EffectspartiallyoffsetbyaverageappreciationoftherealagainstthedollarandalowersalesvolumesofresinsandmainchemicalsintheBrazilianarketandPEinMexico Maineffects Recurring EBITDA (in US$ million) Consolidated recurring EBITDA (in US$ million) PCUOBNLFIICDENTIAL Consumption in working capital resulting from higher inventorylevels and product and feedstockprices in 2Q26 partially offset the increase in EBITDA during the period Source:Braskem.|Note(1):Changesinsuppliers’negativebalance$1,606millionattheendof2Q26;Note(2):Operatingandstrategicinvestments;Note(3):IncreaseofUS$4millioninAlagoas-specificcashbalancesandUS$3millioninreserveaccountslinkedtocontractualobligations. 12| PUBLIC 2Q26 Consolidated cash flow (in US$ million) CONSOLIDATED PERFORMANCE 2Q26 | CONSOLIDATED CASH FLOW 1.043 385 (547) Changes in working capital¹ (112) CAPEX² Cash generated in operating acitivites (136) (43) Lease-to-purchase agreements (7) Transfer to restricted cash³ (15) Decrease in cash position and marketable securities FX cash overseas subsidiaries (11) Debt payments (net) (117) Geological event in Alagoas (48) Recurring cash generated 210 Other (55) Income tax 17 Interest Recurring EBITDA Effects of largest international market spreads Impacted by high feedstock price volatility and higher inventory volumes. PCUOBNLFIICDENTIAL The Company cannot rule out related future developments or associated expenses, and the costs to be incurred by Braskem may differ from the provided estimates or provision amounts Relocation and compensation program Relocation of residents: 99.9% Proposals submitted: 19,205 (99.9%) Accepted proposals: 19,140 (99.7%) Paid proposals: 19,132 (99.7%) Initiativestoensurethatthe35cavitiesrequirezeromaintenanceoverthelongtermhavebeenprovided,ifnecessary.Undertheseinitiatives,cavitieswillbefilledwithsolidmaterial: Ofthe18non-pressurizedcavities,8havebeencompleted,6arecurrentlyintheconfirmationphasefortechnicalfillinglimit,3cavitiesarecurrentlybeingfilled,and1cavityisinthepreparationandplanningphase. 6cavitieswerenaturallyfilled. 11pressurizedcavitiesareintheplanningphase. Source:Braskem|Note(1):TheprovisionamountforAlagoastotalsR$18.2billion,asdescribedbelow:Todate,R$14.6billionhasbeendisbursed,andR$1.2billionhasbeenreclassifiedas“Otherpayableobligations.”RealizedAVP(adjustmenttopresentvalue)totaledR$873million;(2):ThenetprovisionbalanceattheendofMarch2026wasapproximatelyR$3.4billion,andbytheendofJune2026ithaddecreasedtoapproximatelyR$3.2billion. Closing of salt cavities Total provision amount (14.6) Payments made (1.2) Reclassification to "Other payables" 0.9 Realization of adjustment to present value Provision 2Q26² 18.2 3.2 (R$ billion) Total provision amount and balance1 32% Current liabilities 68% Non-current liabilities UPDATES ON ALAGOAS (JUN/26) Progress at work fronts in Alagoas continues to be made as planned 13| PUBLIC 14 | PUBLIC 2Q26 Context 2Q26 Context Performance by segment Performance by segment Consolidated performance Consolidated performance Scenario perspective 2026 Priorities 2026 Priorities AGENDA PCUOBNLFIICDENTIAL Scenario: Drivers: Implication for spreads Base Redirection of product flows, moderate demand, excess global supply Moderate spreads Upside New disruptions, logistic restrictions, reduction in Asian supply Higher spreads than expected Downside Rapid normalization + weak demand Compressed spreads Main PE/PP spreads | 2nd half of 2026 and 2027 –Base Consultation Scenario (US$/ton) 387 365 773 316 412 353 2022-2025 (Average) 1Q26 2Q26 3Q26e 4Q26e 2027e -59% PE-Naphta | Brazil 315 293 457 329 386 267 2022-2025 (Average) 1Q26 2Q26 3Q26e 4Q26e 2027e -28% PP-Naphta | Brazil 817 824 888 844 805 2022-2025 (Average) 1Q26 2Q26 3Q26e 4Q26e 2027e 1.425 -38% PE-Ethane | Mexico Possible Trajectories > A reduction in arbitrage between US and Asian PE is expected as of 3Q26 The base scenario for 2H26 and 2027, in the consulting firms’ view, will be marked by the normalization of spreads. Potentialupsides remain viable should geopolitical, logistical or operational disruptions persist or intensify. 2H26 AND 2027 SCENARIO: BASE SCENARIO CONTINUES TO PRESENT MODERATE SPREADS, WITH POTENTIAL OCCASIONAL UPSIDES The gradual normalization of product flows will likely reduce the positive effects observed in 2Q26; however, geopolitical, operational and logistical risksmay result in ongoing volatility and new capture opportunities Source:ExternalconsultanciesandBraskemMarketIntelligence 15| PUBLIC PCUOBNLFIICDENTIAL The 2Q26 scenario should be viewed as a tactical value capture opportunity in a volatile environment, rather than as a structural change in the cycle. GLOBAL PETROCHEMICAL INDUSTRY: DESPITE THE IMPROVEMENT IN 2Q26, THE PETROCHEMICAL CYCLE REMAINS STRUCTURALLY CHALLENGING The increase in spreads in 2Q26 resulted from a supply shock, while medium-term fundamentals remain pressured by overcapacity and moderate demand Source:ExternalconsultanciesandBraskemMarketIntelligence 16| PUBLIC +17,5 82% Cumulative (2020-25) +2,6 77% 2026 +3,7 76% 2027 Actual Balance (MMt) Projected Balance (MMT) Global Operating Rate (%) +22,0 81% Cumulative(2020-25) +1,7 73% 2026 +1,4 72% 2027 Global Supply and Demand Balance (New Production Capacity - Demand Growth) Polyethylene (PE) Polypropylene (PP) Comments Theglobalpetrochemicalindustryremainsinadowncycle,withoperatingratesbelowhistoricalaverages,reflectingglobalovercapacity,particularlyinAsia,andstill-moderatedemand. Structuralchallenges,suchasoversupply,theneedforcapacityrationalizationandincreasedoperatingdiscipline,existedbeforetheconflictandareexpectedtopersistevenaftertradeflowsnormalize. 17 | PUBLIC 2Q26 Context 2Q26 Context Performance by segment Performance by segment Consolidated performance Consolidated performance Scenario perspective Scenario perspective 2026 Priorities AGENDA PCUOBNLFIICDENTIAL Pillars Priorities 2nd half of 2026 Priorities for 2H26 Due to recent changes, we have reviewed the main targets and priorities for the coming months Optimize the Company's capital structure, including Braskem Idesa, to guarantee the stability and perpetuity of business activities Guarantee discipline in capital allocation, with a focus on optimizing financial liquidity Balancethecapitalstructuretosustainthecompanyoverthelongtermandimplementtacticalinitiativestomitigatetheimpactsofindustrydowncyle RESTRUCTURING OPERATION AND COMMERCIAL Implementinitiativestostrengthencompetitiveness 18| PUBLIC Promote a more competitive business environment for the Brazilian chemical and petrochemical industry Drive structural business competitiveness through operational excellence, synergies,and commercial captures Complete mapping out of opportunities for the generation of value (cash and EBITDA) andinitiate captures through the Transformation Program Ensure safety remains a non-negotiable value at the companyto guarantee reliable and safe operations Fulfill the commitments established in the agreements related to the Alagoas case. FOUNDATION Non-negotiablevalues for the company 19 | Q&A EARNINGS CONFERENCE CALL 2nd QUARTER OF 2026 AUGUST 14, 2026 PUBLIC PCUOBNLFIICDENTIAL EARNINGS CONFERENCE CALL 2ND QUARTER OF 2026 Investor Relations IR website: https://www.braskem-ri.com.br/ Email: braskem-ri@braskem.com Phone: +55 (11) 3576-9531 AUGUST 14, 2026

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.